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Richard Horowitz richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

January 6, 2023

Lisa N. Larkin, Esq.

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management – Disclosure Review and Accounting Office

100 F Street NE

Washington, D.C. 20549-0504

Re:	Calamos Aksia Alternative Credit and Income Fund File Nos: 333-266053, 811-23815

Dear Ms. Larkin:

We are writing in response to comments provided on September 16, 2022 with respect to the registration statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”) filed on August 22, 2022 on behalf of Calamos Aksia Alternative Credit and Income Fund (the “Fund”), a closed-end management investment company. The Fund has considered your comments and has authorized us, on its behalf, to make the responses and changes discussed below to the Registration Statement. Capitalized terms have the meanings attributed to such terms in the Registration Statements.

Concurrently with this letter, the Fund is filing Pre-Effective Amendment No. 2 to its Registration Statement, which reflects the disclosure changes discussed below.

On behalf of the Fund, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

Facing Sheet

Comment 1.         On the facing sheet, please uncheck the box “when declared effective pursuant to 8(c) of the Securities Act.”

Response 1.           The disclosure has been revised accordingly.

Cover Page (ii)

Comment 2.         On cover page (ii), the definition of “credit-related instruments” is too broad given that the fund name contains “alternative credit.” “Alternative credit” suggests a subset of debt securities. “Originated hybrid securities” seems too broad and “preferred equity securities” does not seem like it belongs in the 80% bucket. While funds and companies that primarily hold loans or credit-like instruments can be included, (1) it must be clear that only the underlying debt securities of such a company would count towards the 80% test; and (2) credit-like instruments are acceptable, but they must be actual credit or debt securities.

Response 2.           The Fund name has been revised to Calamos Aksia Alternative Credit and Income Fund. Given the Fund’s name change, the definition of “credit-related instruments” in the Fund’s 80% policy has been revised to “credit and income related instruments”. “Originated hybrid securities” and “preferred equity securities” have been redefined as “income producing preferred equity securities”.

Comment 3.         On cover page (ii), prong (g) (“other investments that, as deemed by the Fund, feature significant loan-related characteristics (including, but not limited to, warehouse and backstop facilities, asset-backed securities, leases, royalties, funding agreements, litigation and other claims, insurance-related assets, equity ownership in private specialty finance companies, etc.)”) is too broad and does not appear to constitute “credit.” If any of these investments are not important to the fund strategy, please consider removing them. If the investments are important, consider changing the fund name in light of Rule 35d-1. For example, a “royalty” does not seem like a credit instrument.

Response 3.           The Fund name has been revised to Calamos Aksia Alternative Credit and Income Fund. Given the Fund’s name change, the disclosure has been revised to reflect that the Fund will invest at least 80% of its assets in credit and income related instruments. Please see the descriptions of the investments below, which clarify how each investment is a “credit and income related” investment.

•	Warehouse facilities act as a bridge for the transfer of loans from one entity to another, or to a refinancing by more traditional, longer-term forms of bank financing. The warehouse provider is generally compensated through the interest earned on the underlying loans during the hold period, as well as a number of additional fees structured into the warehousing agreement. We view these facilities as income-generating because their returns are driven by contractual interest and fees of the underlying private credit instruments.

•	Backstop facilities are utilized by banks, commercial finance companies, or other institutions that are syndicating loans in order to provide committed capital for those loans in case they are unable to find a buyer for such loans or source third-party capital. We view these facilities as income-generating because they generate ongoing fees and, if the backstops are utilized, provide for the payment of contractual interest over time based on the underlying loans or credit instruments.

•	Asset-backed securities are investments collateralized by underlying pools of loans or assets that are income-generating because they provide the holders of such securities with regular cash flows based on a contractually agreed-upon rates. ABS are typically tranched and structured very similarly to CLOs in both the public and private markets. Traded ABS and 144A ABS are commonly held by income-oriented or credit-focused registered investment companies.

•	Leases are income-generating in that they are contracts between an owner of an asset and a user of the asset to pay a regular contractually agreed-upon rate in exchange for the ability to use the asset for an agreed-upon length of time.

•	Royalties are income-generating in that they are agreements between an owner of an asset and a provider of capital to share future cash flow streams as they are generated at a contractually agreed-upon rate. Examples include music royalties which generate income as songs are played or healthcare royalties that generate income as drugs are sold.

•	Funding agreements in the litigation context are income-generating in that they are bilateral agreements to provide capital for the funding of a specific case or collection of cases in exchange for a contractual rate of return paid in cash or accruing on a periodic basis.

•	Litigation/other claims are income-generating in that they are agreements between a plaintiff/law firm/counterparty and a litigation funder/capital provider to share proceeds from the resolution of a legal case or portfolio of cases in exchange for financing. Investments in claims are expected to be structured with priority rights to proceeds and preferred returns, establishing a cash flow stream that resembles debt instruments with annual proceeds paid out to the financing provider.

•	Insurance-related assets are income-generating in that they will typically earn an ongoing or accruing yield or contractual return in exchange for providing event or other forms of protection to a counterparty. Insurance-related assets may also include loans to insurance companies as well as loans against insurance contracts, which will typically be structured with a fixed interest rate component.

•	Equity interests in private specialty finance companies are income-generating in that such companies are engaged in lending or financing in a variety of contexts and earn ongoing fee streams that are distributed to equity owners. The Fund’s investments in specialty finance companies will typically focus on companies that hold material exposure to loans or financings on balance sheet that generate contractual income.

Comment 4.         On cover page (ii), please clarify whether “high yield bonds (“junk bonds”), broadly syndicated levered loans and other traded credit instruments” are alternative credit instruments.

Response 4.           The Fund name has been revised to Calamos Aksia Alternative Credit and Income Fund. Given the Fund’s name change, the disclosure has been revised to reflect that the Fund will invest at least 80% of its assets in credit and income related instruments. Accordingly, each of the instruments you have commented on is an alternative credit and income instrument.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3525.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz